Giant Motorsports, Inc.
                              13134 State Route 62
                                Salem, Ohio 44460

                                                              February 10, 2006

VIA EDGAR AND TELECOPY

Mr. H. Christopher Owings
Assistant Director
United States Securities and
  Exchange Commission
Mail Stop 3561, 100 F Street, NE.
Washington, D.C. 20549

      Re:   Giant Motorsports, Inc.
            Registration Statement on Form S-1
            Registration No. 333-131001
            Request for Acceleration of Effectiveness

Ladies and Gentlemen:

      Giant Motorsports, Inc. (the "Company") respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 3:00 p.m., Eastern Standard Time, February 13, 2006, or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Scott M. Miller at (212) 269-1400.

      In connection with the Company's request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

      (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (3) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                            Very truly yours,

                                            GIANT MOTORSPORTS, INC.


                                            By:  /s/ Gregory A. Haehn
                                                 -------------------------------
                                                 Gregory A. Haehn, President and
                                                 Chief Operating Officer